December 14, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Daniel Zimmerman

Re:	First Responder Systems and Technology Inc.

Form RW Application for Withdrawal of

Registration Statement on Form SB-1

SEC File No. 333-128642

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933 (the “Securities Act”), First Responder Systems and Technology Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form SB-1 that was filed with the Commission on September 28, 2005, and as amended on November 22, 2005 (the “Registration Statement”).

The Registrant is requesting withdrawal of the Registration Statement because of market conditions. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

Pursuant to Rule 477(c), the Registrant advises the Commission that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant also requests in accordance with Rule 457(p) under the Securities Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account in connection with any future registration statement or registration statements.

If you have any questions or comments or require further information or documentation, please do not hesitate to call John Anjier of Liskow & Lewis, at (504) 556-4177.

Thank you for your assistance in this matter.

Very truly yours,

First Responder Systems and Technology Inc.

By:	/s/ Joseph A. Roccaforte, Jr.
Name: Joseph A. Roccaforte, Jr. Title: President and Chief Executive Officer